INVEST IN **I GOT IT**

Share

Bid for items from the game you're watching!

PITCH VIDEO   INVESTOR PANEL



PARTNERED WITH:
NEW ORLEANS SAINTS
NEW ORLEANS PELICANS
CLEVELAND CAVALIERS
MILWAUKEE BUCKS
I Got It

igotitapp.com   Bridgewater Township NJ

Entertainment   Software   Technology   Ecommerce   Female Founder

LEAD INVESTOR

Dan Forbes Owner, Forbes Financial Planning

I have known the leadership team since my time at Brown University and followed their success in finance and technology. This business combines several of my passions - sound economic principles, an enhanced user experience, and the excitement of professional sports. It can be a great value to the fan while providing an attractive return for the teams and leagues who partner with the organization. I am excited to be a part of I Got It's bright future.

Invested $75,000 this round

Learn about Lead Investors

OVERVIEW   DETAILS   UPDATES 17   WHAT PEOPLE SAY 28   ASK A QUESTION 13

Highlights

1. Exclusive partnerships w/ NBA & NFL teams, patented technology, & full pipeline
2. $50K+ in weekly revenue, growing at 25% WoW at end of Saints season.
3. Endorsement deals with Jrue Holiday, Collin Sexton, Tyreek Hill, Taysom Hill and 10+ more pro stars.
4. Collaborations with major merchandising partners, incl Fanatics, Upper Deck & Sportsmemorabilia.com
5. Creates marketing dollars for sports franchises and new revenue streams in challenging sponsorship environment
6. Solves for challenges presented by pandemic, providing teams with dynamic connection to remote fans
7. Scalable business model leveraging partnerships to ease execution & fulfillment needs

Our Team



Nicole Johnson Co-Founder

Co-Founder, Marketing & Creative Expertise, Successful Entrepreneur, Balances Work and Family Life

> Our goals are to (i) enhance the experience for fans and (ii) increase revenues for our sports franchise partners. In an uncertain world where fan attendance may not return to pre-pandemic levels, we offer fans a new way to show their support. Similarly, sports franchises are looking for ways to expand their revenues and increase exposure.



Joseph De Perio Chairman of the Board

Ex Hedge Fund Manager, Founder Sports Technology Company, VC Investor

The Story I GOT IT

INVEST IN


I Got It

A simple idea.

I GOT IT started as an idea back in 2015. At conception, the idea was simple, let's create a company that could enable a fan watching a game at home or at a stadium to bid and purchase on memorabilia real-time and in a game. For example, if you watching a football game, and the opening kickoff is returned for a touchdown, we will list that very football on our platform for bidding and purchase.


LIZARDS
I Got It

First Testing of the Apps Technology during a Lacrosse Season with the NY Lizards

We built the technology.

Over the past several years, we have developed a robust technology platform that can interact with its sports franchises in a flexible way. We offer a white label solution for a sports team to host its own auction app with its own branding. We also can integrate our technology directly into a sports team's app, driving traffic to the team's existing portal.

.


Social Media
News
Scores
Once-in-a-Lifetime Auction
Highlights
Text Messages
Emails
Games
YOUR TEAM APP
I Got It
Souvenirs
Interactive Experiences
Premium Memorabilia
Licensed Merchandise
Ticket Upgrades
Promotions
Screentime Options During Game
I Got It Captures Attention
Targeted Offering Opportunities

A Clear Value Proposition to the Sports Team.

We have been thoughtful in structuring our relationships with each sports team. The basic tenets of the relationship are that we pay the sports team a sponsorship fee on an annual basis. In turn, the sports team agrees to provide a scheduled list of inventory on a weekly basis and provide marketing support to drive traffic to the app. We receive a revenue share for our execution. The teams with our information support executes shipping and fulfillment.

We create new streams of revenue for our sports team partners. Because we are

accretive to the bottom line, our development pipeline is strong.

Flexible Collaboration Forms
I Got It
WHITE LABEL TEAM APP
POWERED BY
I Got It
TEAM APP
I GOT IT AUCTION TECHNOLOGY INTEGRATED IN EXISTING TEAM APP
I Got It
✓ Host auction events on the IGI platform
✓ Ready-to-deploy alternative
✓ No internal development costs/time
✓ User-friendly administration back-end
✓ Benefits from cross-selling
✓ Host auctions on dedicated app
✓ I Got It to develop at no cost to partner
✓ Partner consistent branding
✓ No integration risk with primary app
✓ Quick roll-out and implementation
✓ Brand recognition facilitates downloads
✓ Connectivity options to partner apps
✓ Most brand continuity
✓ Partner maintains control over app
✓ User activity concentrated in primary app
✓ I Got It provides fully functional SDK
✓ Seamless integration & user experience
✓ Most potential auction participants
✓ Ease of driving secondary activity

PLL AUCTION APP
BID AND WIN ON ITEMS FROM THE INAUGURAL SEASON
PREMIER LACROSSE LEAGUE
BATTLE FOR THE CROWN
TEAM HATS
GAME WORN JERSEYS
GAME WORN HELMETS
TEAM TRAINING TEES
GAME WORN CLEATS

PELICANS AUCTIONS
PELICANS
I Got It
Official Partner of the New Orleans Pelicans

SAINTS AUCTION TV commercial.mp4

SAINTS AUCTIONS
SAINTS VS PANTHERS
GAME-WORN JERSEY BONANZA
ONE-OF-A-KIND PIECES FROM THE SAINTS GREAT WIN LAST SUNDAY
DEMARIO DAVIS · JARED COOK · TAYSOM HILL · MALCOLM JENKINS
GET 'EM BEFORE THEY'RE GONE!!!
POWERED BY I Got It

Traction to Date

Traction to Date.

We have executed for the New Orleans Pelicans and Premier Lacrosse League and are currently in market for the New Orleans Saints. User metrics, such has over 13,000 users for the app, I Got It, have been strong with only two live engagements to date with the New Orleans Pelicans, Premier Lacrosse League and a beta launch with the New Orleans Saints. We have signed a transaction with the Cleveland Cavaliers and are currently negotiating with other NBA teams in advance of next season,

We need additional capital to expand and take advantage of our strong development pipeline!

Attractive Unit Economics Should Lead to Profitability.

We have been thoughtful in structuring our relationships with each sports team. The basic tenets of the relationship are that we pay the sports team a sponsorship fee on an annual basis. In turn, the sports team agrees to provide a scheduled list of inventory on a weekly basis and provide marketing support to drive traffic to the app. We receive a revenue share for our execution. The teams with our information support executes shipping and fulfillment.

We create new streams of revenue for our sports team partners. Because we are accretive to the bottom line, our development pipeline is strong.

Attractive Corporate Structure

The Company is the investment vehicle for all of the transactions with each sports franchise. The Master Services Agreement governs a preferential revenue split for the Company with the technology partner and calls for the Company to have an exclusive license to use the I Got It technology on all of its deals.

Our Goals for the Future.

In a few years, we would like to be integrated into every team in the five major sports in North America. We also want to expand to European football and into other global sports like Formula 1 Racing, Cricket, Rugby and beyond.

When we are done tackling sports, we will also grow within the music industry around artists and music. We can leverage our technology and platform for any performance based industry.

Come join us for this exciting ride!


INVEST IN
I Got It

Downloads

IGotIT Holdings vNovember2020.pdf

Master Services Agreement 11-13-2020executed.pdf